August 28, 2012

Mr. Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Crown Castle International Corp.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed: February 13, 2012

File No. 001-16441

Dear Mr. Spirgel:

We are responding to your letter dated August 20, 2012, in which you provided comment on the Crown Castle International Corp. (“Company”) periodic report on Form 10-K for year ended December 31, 2011 (“Form 10-K”). For the convenience of the Staff, the Staff’s comment is reproduced and is followed by the Company’s response.

Staff Comment:

We note that you derive 21% of your revenues from Sprint Nextel. Per your disclosure, the elimination of Sprint’s push-to-talk network referred to as iDEN and deployment of Network Vision “will likely result in Sprint not renewing certain contracts” with you. Please disclose in your MD&A how the non-renewal will impact your operations and cash flows in 2012 and subsequent periods.

Company Response:

As disclosed in MD&A on page 18 of the Form 10-K, at the time of filing the Form 10-K we expected “our new tenant additions, inclusive of the estimated impact from Sprint as it deploys network enhancements (referred to as Network Vision), would result in an approximately 5% year over year growth in site rental revenues from 2011 to 2012.” The actual impact from Sprint’s Network Vision activity through the date of this letter has been consistent with our expectations as disclosed in MD&A of the Form 10-K. Similarly, Sprint’s Network Vision activities have not adversely impacted cash flows to date in 2012, and we do not expect them to adversely impact cash flows for the remainder of 2012. With respect to future periods, we anticipate that the estimated amount of our exposure to reductions to revenues from the Network Vision activities, including the impact from the termination of the iDEN network, will be approximately 2% to 3% of 2011 consolidated site rental revenues in total but will be spread over multiple years and, therefore, not material. We respectfully submit that we will disclose in our MD&A in future filings that we do not expect that Network Vision and any related non-renewal of iDEN leases will have a material adverse effect on our operations and cashflows for 2012 and subsequent periods.

Staff Comment:

We note in footnote (c) that the impact of principal payments that will commence following the anticipated repayment dates of your tower revenue notes on 2015, 2017 and 2020 are not considered.

Please revise to quantify in the footnote the principal amounts having anticipated repayment dates in 2015, 2017 and 2020 and the related interest included in the “Thereafter” column. If true, disclose that you do not expect to repay such notes in full on or prior to their respective anticipated repayment dates. We note your disclosure in footnote (d) of Note 6 on page 53.

Company Response:

As requested, the Company will quantify in future filings the amount of the principal amounts related to anticipated repayment dates. The following represents an example of how such additional disclosure may appear in future filings in footnote (c) and (d) to the contractual cash obligation table.

“The January 2010 Tower Revenue Notes consist of three series of notes with principal amounts of $300 million, $350 million and $1.3 billion, having anticipated repayments dates in 2015, 2017, and 2020, respectively. The August 2010 Tower Revenue Notes consist of three series of notes with principal amounts of $250.0 million, $300.0 million and $1.0 billion, having anticipated repayment dates in 2015, 2017, and 2020, respectively.”

“If the WCP securitized notes with a current face value of $317.3 million are not repaid in full by their anticipated repayment dates in 2015, . . .”.

The Company currently expects to refinance these notes on or prior to the respective anticipated repayment dates. We believe it is appropriate to reflect the quantitative disclosure in the contractual cash obligation table based on the contractual maturities. Additionally, we believe it is appropriate to provide narrative disclosure related to the anticipated repayment dates. We respectfully submit that the additional disclosure shown above as well as our other disclosures elsewhere in our Form 10-K including the liquidity section provide adequate disclosure.

* * * *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of our responses to the comments or if you would like to discuss any other matters, please contact the undersigned at (713) 570-3076. In my absence, please contact Blake Hawk, Executive Vice President and General Counsel at (713) 570-3155.

Sincerely,

/s/ Jay A. Brown
Jay A. Brown Senior Vice President, Chief Financial Officer and Treasurer

Cc: Robert S. Littlepage

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